SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to                  .

Commission file number: 1-12385

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

NORTHROP GRUMMAN PEI

RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NORTHROP GRUMMAN CORPORATION

1840 Century Park East

Los Angeles, California 90067

Northrop Grumman PEI

Retirement Savings Plan

Financial Statements as of December 31, 2004 and 2003

and for the Year Ended December 31, 2004,

Supplemental Schedule and

Report of Independent Registered Public Accounting Firm

NORTHROP GRUMMAN PEI RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the

Northrop Grumman PEI Retirement Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the Northrop Grumman PEI Retirement Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/    DELOITTE & TOUCHE LLP

Los Angeles, California

June 27, 2005

NORTHROP GRUMMAN PEI RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

AS OF DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Investment in Northrop Grumman Corporation PEI Pension and 401(k) Plans Master Trust—at fair value	$1,616,814	$1,433,306
Participant contributions receivable	20,905	18,947
Employer contributions receivable	9,259	8,505

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$1,646,978	$1,460,758

See accompanying notes to financial statements.

NORTHROP GRUMMAN PEI RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

YEAR ENDED DECEMBER 31, 2004

INVESTMENT INCOME:
Plan interest in Northrop Grumman Corporation PEI Pension and 401(k) Plans Master Trust investment income	$116,479

Total investment income	116,479

CONTRIBUTIONS:
Employer	72,257
Participant	163,041

Total contributions	235,298

Total additions	351,777

BENEFITS PAID TO PARTICIPANTS	(165,557)

NET INCREASE	186,220

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	1,460,758

End of year	$1,646,978

See accompanying notes to financial statements.

NORTHROP GRUMMAN PEI RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

1.	DESCRIPTION OF THE PLAN

The following description of the Northrop Grumman PEI Retirement Savings Plan (the ”Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a qualified profit-sharing plan sponsored by the Productos Electronicos Industriales division of Northrop Grumman Electronicos, Inc. (the ”Company”). The Plan includes a 401(k) feature and employer matching contributions. Both the savings and employee stock ownership features are reported within the Plan’s 2004 financial statements as they have been in prior periods.

The Plan was established by the Company on March 1, 1996, as a successor to the Westinghouse de Puerto Rico Retirement Savings Plan (the ”Predecessor Plan”), maintained by Westinghouse de Puerto Rico, Inc. for the benefit of Puerto Rican employees of certain Westinghouse Electric Corporation affiliated companies who became employees of the Company, and any other subsequent eligible employees of the Company. It is covered by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan assets are invested 100 percent in the Northrop Grumman Corporation PEI Pension and 401(k) Plans Master Trust (the “PEI Master Trust”), which is administered by Banco Popular de Puerto Rico (the “PEI Trustee”). The PEI Master Trust, in turn, has invested 100 percent of the Plan’s assets in the Northrop Grumman Defined Contribution Plans Master Trust (the “DC Master Trust”) which is administered by State Street Bank and Trust Company (“State Street”). As an agent to the PEI Trustee, State Street is responsible for tracking the individual assets and reporting month-end plan accounting to the PEI Trustee.

Contributions — Plan participants may contribute between 1 percent and 8 percent of total compensation, in increments of 1 percent on a pre-tax basis through payroll withholdings. Basic contributions may be made in amounts of 1 percent to 4 percent of total compensation. Eligible employees who have authorized the maximum Basic contribution may make Supplementary contributions in amounts between 1 percent and 4 percent of total compensation. Contributions are subject to certain limitations imposed by the Internal Revenue Code of 1986, as amended (the “1986 Code”).

The Company contributes a match of 50 percent of the amount of a participant’s Basic contribution. The maximum matching contribution will not exceed 2 percent of the total compensation of the participant.

An eligible employee may roll over any amount from another qualified plan or from an Individual Retirement Account into the Plan, provided that such rollover amount is paid to the Trustee within 60 days of the date the employee received the qualifying rollover distribution.

Participant Accounts — A separate account is maintained for each participant, each of which has two subaccounts. Basic and Supplementary contributions are allocated to the participant’s contribution account. Company matching contributions are allocated to the participant’s Company matching contribution account. Assets of the DC Master Trust are valued at the end of each month, and on any other date, and take into account earnings and losses of the Plan along with appreciation or depreciation, expenses and distributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Plan participants are 100 percent vested in, and have a nonforfeitable right to, the balance of their Basic and Supplementary contributions at all times. Plan participants become 100 percent vested in Company contributions after three years of service and have no vesting prior to that time. Company contributions become 100 percent vested upon the attainment of age 65 or the death of a participant. Rollovers are 100 percent vested at all times and are not subject to forfeiture.

Investment Options — Upon enrollment in the Plan, each participant directs his or her contributions, including employer matching contributions, to be invested in any of the following investment funds within the DC Master Trust:

Northrop Grumman Fund — The Northrop Grumman Fund invests primarily in Northrop Grumman Corporation common stock.

U.S. Equity Fund — The U.S. Equity Fund consists predominantly of holdings in large and medium sized U.S. company stocks. The fund’s objectives are capital appreciation over the long term, along with current income (dividends). The fund’s stock investments are selected by independent professional investment managers appointed by the Plan’s Investment Committee.

Money Market Fund — The Money Market Fund invests in the Northrop Grumman Stable Value Fund (the “Stable Value Fund”, see Notes 5 and 6). Investments of the Stable Value Fund are diversified among U.S. Government securities and obligations of government agencies, bonds, short-term investments, cash and investment contracts issued by insurance companies and banks. The Stable Value Fund is managed by an independent professional investment manager appointed by the Plan’s Investment Committee.

U.S. Bond Fund — The U.S. Bond Fund consists of holdings in marketable, fixed income securities rated within the three highest investment grades (i.e., A or better) assigned by Moody’s Investor Services or Standard & Poor’s Corporation, U.S. Treasury or federal agency obligations, or cash equivalent instruments. The fund is broadly diversified and maintains an average maturity of 10 years. The securities are selected by independent professional investment managers appointed by the Plan’s Investment Committee.

Payment of Benefits — All withdrawals from the Plan during employment shall be paid in cash. All distributions from the Plan upon retirement, termination or death shall be paid in cash and/or shares of Northrop Grumman Corporation common stock held in the account. A participating employee may elect to withdraw all or a portion of the vested portion of the participant account only in the case of hardship, as defined by the Plan, and may make withdrawals twice per year but not more than once per month. If a participating employee retires or employment is terminated, the vested portion of the participant account shall be distributed to the participant as soon as practicable following the next valuation date after retirement or termination occurs. Any nonvested portion of the participant account shall be forfeited at that time. In the case of death of a participating employee, the entire account shall be distributed in a lump sum to the participant’s beneficiary(ies).

Forfeited Accounts — Any amounts forfeited shall be used to reduce the Company’s obligation to make company matching contributions under the Plan. In 2004, no employer contributions were reduced by forfeited nonvested amounts.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties — The Plan invests in various securities, including U.S. Government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are normally exposed to various risks, such as interest rate, credit and overall market volatility. Due to the ongoing level of risk associated with investment securities, changes in the values of investment securities may occur in the near term, which could materially affect the amounts reported in the statements of net assets available for plan benefits.

Investment Valuation and Income Recognition — The Plan’s investments in the PEI Master Trust (which in turn invests in the DC Master Trust) are stated at fair value as determined by State Street. The PEI Trustee relies on the prices provided by State Street as a certification as to value in performing any valuations or calculations required of the PEI Trustee. The underlying investment in the PEI Master Trust is valued as follows:

Investments in common and preferred stock are valued at the last reported sales price of the stock on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the Plan at year end. Investments in common trust funds are valued based on the redemption price of units owned by the Plan, which is based on the current fair value of the funds underlying assets. Fair values for securities are based on information in financial publications of general circulation, statistical and valuation services, records of security exchanges, appraisals by qualified persons, transactions and bona fide offers in assets of the type in question and other information customarily used in the valuation of assets or if market values are not available, at their fair values as provided to State Street by the party with authority to trade in such securities (investment managers or the Plan’s Investment Committee, as applicable).

Guaranteed investment contracts held by the Plan through the Stable Value Fund are considered to be fully benefit-responsive and therefore are recorded at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and contract administrative expenses. Contract value approximates fair value. In addition, the Plan entered into synthetic investment contracts in order to manage the market risk and return of certain securities held by the Plan (See Notes 5 and 6).

All securities and cash or cash equivalents are quoted in the local currency and then converted into U.S. dollars using the appropriate exchange rate obtained by the Trustee. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Broker commissions, transfer taxes, and other charges and expenses incurred in connection with the purchase, sale, or other disposition of securities or other investments are added to the cost of such securities or other investments, or are deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes, if any, on the assets of the funds, or on any gain resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned among the participants whose interests in the Plan are affected, and the share of such taxes apportioned to each such person is charged against his or her account in the Plan.

The PEI Master Trust and the DC Master Trust allocate investment income, realized gains and losses and unrealized appreciation and depreciation on the underlying securities to the participating plans monthly and daily, respectively, based on the market value of each plan’s investment. The unrealized appreciation or depreciation in the aggregate current value of investments is the difference between current value and the cost of investments. The realized gain or loss on investments is the difference between the proceeds received and the average cost of the investments sold.

Administrative Expenses — Administrative expenses of the Plan are paid by the Company.

Payment of Benefits — Benefits are recorded when paid.

Reclassifications — Certain prior-year amounts have been reclassified to conform to current-year presentation.

3.	INVESTMENTS

PEI Master Trust — The investments of the Plan as of December 31, 2004 and 2003 are stated at fair values and reported by the PEI Trustee. Proportionate interests of each participating plan were ascertained on the basis of the Trustee’s plan accounting method for master trust arrangements. Plan assets represented 48 percent and 52 percent of total PEI Master Trust net assets reported by the PEI Trustee as of December 31, 2004 and 2003, respectively.

The net assets of the PEI Master Trust at fair value consist of the following as of December 31:

	2004	2003
Assets:
Investment in Northrop Grumman Employee Benefit Plan Master Trust	$1,756,922	$1,345,885
Investment in Northrop Grumman Defined Contribution Plans Master Trust	1,564,357	1,391,441
Other investments	52,457	41,865

Net Assets of the PEI Master Trust	$3,373,736	$2,779,191

Investment income for the PEI Master Trust is as follows for the year ended December 31, 2004:

Net appreciation in fair value of investments:
Plan interest in Northrop Grumman Employee Benefit Plan Master Trust	$200,502
Plan interest in Northrop Grumman Defined Contribution Plans Master Trust	116,479

Total Investment Gain	$316,981

DC Master Trust — Plan assets represented 0.02 percent of total net assets reported by the trustee of the DC Master Trust as of both December 31, 2004 and December 31, 2003. Proportionate interests of each participating plan were ascertained on the basis of the trustee’s plan accounting method for master trust arrangements. The net assets of the DC Master Trust at fair value consist of the following as of December 31:

	2004	2003
Assets:
Common stock	$3,958,338,184	$2,487,376,512
Guaranteed and synthetic investment contracts (See Notes 5 and 6)	2,726,708,728	1,757,340,661
Common/collective trust funds	2,497,187,691	1,507,330,059
Temporary investments	326,396,803	152,963,469
U.S. and foreign government securities	282,951,795	411,233,413
Corporate debt instruments	159,625,861	174,859,840
Other investments	38,363,119	11,684,933
Receivable for investments sold	33,120,224	28,549,033
Dividends, interest and tax receivable	10,142,786	8,511,236
Other receivables	37,008

Total Assets	10,032,872,199	6,539,849,156
Liabilities:
Due to broker for securities purchased	66,552,095	80,811,923

Net assets of the DC Master Trust	$9,966,320,104	$6,459,037,233

Investment income for the DC Master Trust is as follows for the year ended December 31, 2004:

Net appreciation (depreciation) in fair value of investments:
Common stock	$303,447,058
Common/collective trust funds	126,237,526
U.S. and foreign government securities	2,828,925
Corporate debt instruments	(187,538)
Other investments	(7,899,496)

424,426,475
Interest	129,930,067
Dividends	71,658,668
Other income	551,553
Investment manager fees	(10,681,589)

Total investment income	$615,885,174

As of December 31, 2004 and 2003, DC Master Trust assets of $945,632,923 and $695,984,508, respectively, were on loan to third party borrowers under security lending agreements. Such assets could be subject to sale restrictions in the event security lending agreements are terminated and the securities have not been returned to the DC Master Trust. The DC Master Trust held $964,720,499 and $709,646,197 of collateral for securities on loan as of December 31, 2004 and December 31, 2003, respectively.

Other than the Plan’s interest in the PEI Master Trust (which is, in turn, invested in the DC Master Trust), there are no assets held for investment that represent 5 percent or more of the Plan’s net assets at December 31, 2004 and 2003.

4.	DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments may be used by the investment managers of the DC Master Trust as part of their respective strategies. These strategies include the use of futures contracts, interest rate swaps and options as substitutes for certain types of securities. During 2004, the investment managers utilized the following types of derivative financial instruments.

Futures Contracts — The DC Master Trust enters into futures contracts in the normal course of investing activities to manage market risk associated with equity and fixed income investments and to achieve overall investment portfolio objectives. These contracts involve elements of market risk in excess of amounts recognized in the statements of net assets available for plan benefits. The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily. The terms of these contracts typically do not exceed one year.

As of December 31, 2004, the DC Master Trust was a party to U.S. Treasury and Eurodollar futures contracts held for trading purposes to purchase (sell) aggregate notional amounts of ($106,707,141) and $103,801,483 at December 31, 2004, respectively. The fair value of futures contracts in the statements of net assets available for benefits was ($801,549) at December 31, 2004.

Interest Rate Swaps — The DC Master Trust enters into interest rate swap contracts in the normal course of its investing activities to manage the interest rate exposure associated with fixed income investments. The credit risk associated with these contracts is minimal as they are entered into with a limited number of highly rated counterparties. As of December 31, 2004, the DC Master Trust had interest rate swap contracts with aggregate notional amounts and fair values of $46,370,000 and ($305,818), respectively.

Notional amounts disclosed above do not quantify risk or represent assets or liabilities of the DC Master Trust, but are used in the calculation of cash settlements under the contracts. Changes in fair value are accounted for as appreciation (depreciation) in fair value of investments of the DC Master Trust.

5.	INTEREST IN NORTHROP GRUMMAN STABLE VALUE FUND

The Plan’s investment in the PEI Master Trust (which, in turn, is invested in the DC Master Trust) includes amounts in the Northrop Grumman Stable Value Fund, established for the investment of the assets of certain savings plans sponsored by Northrop Grumman Corporation and its affiliates. Each participating savings plan has an undivided interest in the Stable Value Fund. At December 31, 2004 and 2003, the Plan’s interests in the net assets of the Stable Value Fund were .03 percent and .04 percent, respectively, of the total fund value. Investment income and administrative expenses relating to the Stable Value Fund are allocated among the participating plans on a daily basis.

Investments held in the Stable Value Fund were as follows as of December 31, 2004 and 2003:

	2004	2003
Guaranteed and Synthetic Investment Contracts (at contract value)	$2,726,708,728	$1,757,340,661
Merrill Lynch Retirement Preservation Trust		353,175,048
Cash and cash equivalents	22,365,697	7,241,405

Total	$2,749,074,425	$2,117,757,114

Investment income of the Stable Value Fund totaled $103,762,307 for the year ended December 31, 2004.

The DC Master Trust has an arrangement with the investment manager of the Stable Value Fund whereby the investment manager has the ability to borrow amounts from third parties to satisfy liquidity needs of the Stable Value Fund, if necessary. As of December 31, 2004, no borrowings under this arrangement were outstanding.

6.	INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

Guaranteed investment contracts at contract value owned by the Stable Value Fund consisted of the following as of December 31 (at contract value):

	2004	2003
Synthetic Investment Contracts	$2,699,669,681	$1,753,314,248
Separate account assets	16,025,472
General account assets	11,013,575	4,026,413

Totals	$2,726,708,728	$1,757,340,661

The Stable Value Fund holds wrapper contracts in order to manage the market risk and return of certain securities held by the Stable Value Fund. The wrapper contracts generally modify the investment characteristics of certain underlying securities similar to those of guaranteed investment contracts. Each wrapper contract and its related underlying assets is referred to as a Synthetic Investment Contract (“SIC”) and is recorded at contract value.

The fair value of the underlying assets related to the SICs was $2,760,543,569 as of December 31, 2004 and $1,834,125,347 as of December 31, 2003. The fair value of non-synthetic contracts held by the Stable Value Fund approximated their contract value as of December 31, 2004. The weighted average yield (excluding administrative expenses) for all investment contracts was 4.74 percent and 4.68 percent at December 31, 2004 and December 31, 2003, respectively. Average duration for all investment contracts was 2.91 years and 3.16 years at December 31, 2004 and December 31, 2003 respectively. The crediting interest rate for all investment contracts was 4.74 percent at December 31, 2004, and 4.68 percent at December 31, 2003. Crediting interest rates were reset on a quarterly basis. Resets were determined based upon the market-to-book ratio, along with the yield and duration of the underlying investments.

7.	PARTY-IN-INTEREST TRANSACTIONS

Party-in-interest transactions include the purchase and sale of investments managed by State Street affiliates, transactions involving Northrop Grumman Corporation common stock, and payments made by the Company for certain Plan administrative costs. The Plan held 570 shares of Northrop Grumman common stock at December 31, 2004 and December 31, 2003. The Plan received dividends of $507 from its investment in Northrop Grumman Corporation common stock during the year ended December 31, 2004.

The Plan had transactions with the PEI Trustee’s and State Street’s short-term investment funds, liquidity pooled funds in which participation commences and terminates on a daily basis.

8.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In the event of the Plan’s termination, participants will become 100 percent vested in their accounts.

9.	FEDERAL INCOME TAX STATUS

The Plan is intended to be qualified under the 1986 Code and the Puerto Rico Income Tax Code of 1994. The Plan obtained its latest determination letter dated December 11, 2000 in which the Internal Revenue Service determined that the Plan terms at the time of the determination letter application were in compliance with the applicable sections of the 1986 Code and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Although the amendments have not yet been filed for a favorable determination letter, management will make any changes necessary to maintain the Plan’s tax-qualified status. However, management believes that the Plan and the related trust are designed and currently being operated in compliance with the applicable provisions of the 1986 Code and Puerto Rico Income Tax Code of 1994, and that the related trust was tax exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The Plan is subject to ERISA and must therefore file a Form 5500, Annual Return/Report of Employee Benefit Plan, with the U.S. Department of Labor. Form 5500 reports financial information based on the audited financial statements with particular modifications based on the Form 5500 instructions.

The following is a reconciliation of net assets available for plan benefits per the financial statements to Form 5500 as of December 31:

	2004	2003
Net assets available for plan benefits per the financial statements	$1,646,978	$1,460,758
Less: Amounts allocated to withdrawing participants	(2,653)	(1,495)

Net assets per Form 5500	$1,644,325	$1,459,263

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the year ended December 31, 2004:

Benefits paid to participants per the financial statements	$165,557
Add: Amounts allocated to withdrawing participants at December 31, 2004	2,653
Less: Amounts allocated to withdrawing participants at December 31, 2003	(1,495)

Benefits paid per Form 5500	$166,715

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

* * * * *

NORTHROP GRUMMAN PEI RETIREMENT SAVINGS PLAN

FORM 5500 SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
* Northrop Grumman Defined Contribution Plans Master Trust	Participation in Northrop Grumman Defined Contribution Plans Master Trust	$1,564,357

* State Street Bank and Trust Company	21,472 Shares of Participation in the Cash/STIF Accounts	21,472

* Northrop Grumman Corporation	570 Shares of Northrop Grumman Corporation common stock	30,985

		$1,616,814

*	Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHROP GRUMMAN PEI RETIREMENT SAVINGS PLAN

	By	/S/ J. MICHAEL HATELEY
Dated: June 29, 2005		J. Michael Hateley Chairman, Administrative Committee